EXHIBIT 4.2

GOLD FLORA CORPORATION
DESCRIPTION OF SECURITIES REGISTERED UNDER
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of registered securities of Gold Flora Corporation (“us,” “our,” “we” or the “Company”) is intended as a summary only and therefore is not a complete description. This description is based upon, and is qualified by reference to, our certificate of incorporation, our bylaws and applicable provisions of the Delaware General Corporation Law (the “DGCL”). You should read our certificate of incorporation and bylaws, which are incorporated by reference as Exhibits 3.1 and 3.2 to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, for the provisions that are important to you.

General

Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders. Except as otherwise provided by law or our certificate of incorporation or bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote thereon. Directors are elected by a majority of the votes cast at the meeting unless the nominees for director exceeds the number of directors to be elected, in which case directors are elected by a plurality of the votes of the shares represented in person or by proxy at the meeting. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the assets and funds legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are fully paid and nonassessable.

Provisions in our certificate of incorporation provide that our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares to be included in each such series and to designate the voting powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

Registered Warrants

As a result of the Business Combination (as described in the Form 10-K of which this Exhibit 4.2 is a part), we became the successor issuer to TPCO Holdings Corp (“TPCO”) pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, the share purchase warrants exercisable for our common stock at an exercise of $11.50 (the “Gold Flora Warrants”) are deemed registered under Section 12(g) of the Exchange Act.

General. As of December 31, 2023, there were 35,837,500 Gold Flora Warrants issued and outstanding. Each Gold Flora Warrant became exercisable for one share of common stock at an exercise price of $11.50 per share on March 21, 2021.

Expiration Date. The Gold Flora Warrants will expire at 5:00 p.m. ET on January 15, 2026 or may expire earlier upon our winding up or if the expiration date is accelerated.

Exercise and Acceleration of the Gold Flora Warrants. The Gold Flora Warrants are exercisable pursuant to the terms of the warrant agency agreement between us, as successor to TPCO, and Odyssey Trust Company, as warrant agent, dated July 16, 2019 (the “Warrant Agreement”). We may accelerate the expiration date of the outstanding Gold Flora Warrants (excluding the warrants held by Subversive Capital Sponsor LLC (the “Sponsor”) under certain circumstances) by providing 30 days’ notice if, and only if, the closing price of our common stock equals or exceeds $18.00 per share (as adjusted for stock splits or combinations, stock dividends, certain extraordinary dividends, reorganizations and recapitalizations and the like) for any 20 trading days within a 30-trading day period. The right to exercise will be forfeited unless the Gold Flora Warrants are exercised prior to the date specified in the notice of acceleration of the expiration date. On and after the acceleration of the expiration date, a record holder of a Gold Flora Warrant will have no further rights.

Adjustments to Exercise Price. The exercise price and number of shares issuable on exercise of the Gold Flora Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend, or our recapitalization, reorganization, merger or consolidation. The Gold Flora Warrants will not, however, be adjusted for issuances of shares at a price below their exercise price.

No Fractional Shares. Gold Flora Warrants may be exercised only for a whole number of shares. No fractional shares will be issued upon exercise of the Gold Flora Warrants. If, upon exercise of the Gold Flora Warrants, a holder would be entitled to receive a fractional interest in a share, it will, upon exercise, be rounded down to the nearest whole number of shares to be issued to the warrant holder.

No Voting Rights. Warrant holders do not have the rights or privileges of holders of shares and any voting rights until they exercise their Gold Flora Warrants and receive corresponding shares of common stock. After the issuance of corresponding shares of common stock upon exercise of the Gold Flora Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Amendments to Warrant Agreement. From time to time, we and the warrant agent, without the consent of the holders of Gold Flora Warrants, may amend or supplement the Warrant Agreement for certain purposes including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Gold Flora Warrants. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holders of Gold Flora Warrants may only be made by an “extraordinary resolution”, which is defined in the Warrant Agreement as a resolution either (i) passed at a meeting of the holders of Gold Flora Warrants by the affirmative vote of holders of Gold Flora Warrants representing not less than two-thirds of the aggregate number of the then outstanding Gold Flora Warrants represented at the meeting and voted on such resolution, or (ii) adopted by an instrument in writing signed by the holders of Gold Flora Warrants representing not less than two-thirds of the aggregate number of the then outstanding Gold Flora Warrants.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our board, by the chair of our board, or by our secretary following receipt of one or more written demands to call a special meeting from stockholders collectively holding at least 25% of the voting power of our outstanding shares entitled to vote on the matter(s) to be brought before the proposed meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent. Our certificate of incorporation and bylaws eliminate the right of stockholders to act by written consent without a meeting.

Stockholders Not Entitled to Cumulative Voting. Our certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer and Warrant Agent and Registrar

The transfer and warrant agent and registrar for our common stock and registered warrants is Odyssey Transfer US Inc.

Listing

Our common stock and Gold Flora Warrants are listed on Cboe Canada exchange under the trading symbols “GRAM” and “GRAM.WT.U”, respectively. Our common stock and Gold Flora Warrants also trade-over-the counter in the United States and are quoted on the OTC Pink Market of the electronic over-the-counter marketplace operated by OTC Markets Group Inc. under the trading symbols “GRAM” and “GRMW”, respectively.